DRAFT

CONSENT AND OPINION OF COUNSEL

Re: Calvert World Values Fund, Inc.

International Equity Fund

Ladies and Gentlemen:

As counsel to the Calvert World Values Fund, Inc. International Equity Fund, it is our opinion that:

    Calvert World Values Fund, Inc. is an open-end management company registered under the Securities Act of 1933 and the Investment Company Act of 1940, and is duly organized and validly existing in good standing under the laws of the State of Maryland;
    International Equity Fund is a series of Calvert World Values Fund, Inc.;
    The Agreement and Plan of Reorganization and the execution and filing of the Plan have been duly authorized and approved by all requisite action by the Board of Directors of Calvert World Values Fund, Inc., and the Plan has been duly executed and delivered by International Equity Fund and is a valid and binding obligation of Calvert World Values Fund, Inc. and its series, International Equity Fund; and
    International Equity Fund shares to be issued pursuant to the Agreement and Plan of Reorganization (the "Plan") have been duly authorized and upon issuance thereof in accordance with the Plan will be validly issued, fully paid and non-assessable shares of beneficial interest of International Equity Fund.

Our opinion is based on an examination of documents related to the Calvert World Values Fund, Inc. International Equity Fund, including its Articles of Incorporation, its By-Laws, other original or photostatic copies of corporate records, certificates of public officials, documents, papers, statutes, and authorities as I deemed necessary to form the basis of this opinion.

We therefore consent to filing this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Calvert World Values Fund, Inc.'s Form N-14 filing.

Very truly yours,

SULLIVAN & WORCESTER LLP